

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4561

October 3, 2016

A. Lorne Weil
Chief Executive Officer
Hydra Industries Acquisition Corp.
250 West 57th Street, Suite 2223
New York, New York 10107

      Re: Hydra Industries Acquisition Corp.
                Revised Proxy Statement on Schedule PREM14A
                Filed September 19, 2016
                File No. 001-36689

Dear Mr. Weil:

      We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

      After reviewing your response to these comments, we may have additional comments. Unless otherwise noted, where a prior comment is referred to it refers to our letter dated September 1, 2016.

Risk Factors

Risk Factors Relating to Hydra Industries and the Business Combination

Certain material weaknesses in the Target's internal control over financial reporting…, page 42

1.   We note the discussion of certain material weaknesses in Target's internal control over financial reporting. Please revise your disclosure to describe the nature of the material weaknesses in internal control over financial reporting.

Unaudited Pro Forma Condensed Combined Financial Information

Pro Forma Adjustments to the Unaudited Condensed Combined Balance Sheet, page 60

2.   We note your response to prior comment 8. Please revise your disclosures to further clarify why the shareholder loan notes transferred to Hydra will become intercompany loans and eliminated in consolidation. That is, clarify whether the loans are being extinguished. Also, indicate whether the number of shares issued to effect the note transfer are included in the purchase price and number of shares outstanding as displayed in the table for footnote 7 on page 64.

3.   We note your responses to prior comments 10 and 11. We further note that the determination of whose owners control the majority of the relative voting rights cannot be determined until after the redemptions have been completed. Thus, it appears as though either Hydra or the Target could be the accounting acquirer depending on the redemptions. Please tell us your consideration of presenting pro forma financial statements for both scenarios. Under the scenario where the Target is not identified as the acquiring entity, the disclosures should describe in detail the allocation of the purchase price to the tangible and intangible assets acquired and the related amortization period. In addition, you should consider disclosing the different purchase price consideration under the various scenarios. As part of your response, explain how you considered the transfer of the shareholder loan notes in your determination of the purchase price.

Target's Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 128

4.   We note your response to prior comment 21. We further note that your Customer Gross Win per unit per day metric is based on the total cash generated in all SBG terminals in which the company takes a participation revenue share across all territories in the period, being the difference between the amounts staked less winnings to players. Please clarify whether the revenues used to determine your Customer Gross Win per unit per day metric are derived from your GAAP revenues.

5.   Your disclosures appear to suggest that the following are key metrics: SBG end of period installed base, SBG average installed base, Virtuals live Customers #, and Virtuals revenue per customer. Please revise your disclosures to explain why you consider each of these metrics to be a key performance indicator. Your disclosures should explain how management uses these key performance indicators and how they correlate with your revenues.

Hydra Industries Acquisition Corp.

Condensed Financial Statements

Notes to the Consolidated Financial Statements

Note 7. Commitments and Contingencies

Registration Rights, page F-13

6.   Your response to prior comment 24 indicates that you provided revised disclosures to clarify that the registration rights agreements provide for no cash penalties or penalties resulting from delays in registering the common stock. We are not able to locate the revised disclosures in your filing. Please advise.

DMWSL 633 Limited

Condensed Consolidated Financial Statements

Report of Independent Auditor, page F-3

7.   We note your response to prior comment 25. Please make arrangements with the auditor to revise the report to state that the audits were conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States). Please note that we will not continue to perform a detailed examination of your financial statements until an amendment is filed to correct the deficiency.

Notes to the Consolidated Financial Statements

Note 3. Segmental Reporting, page F-18

8.   We note your response to prior comment 35. Please identify your CODM and explain in greater detail how you determined that the SBG and Virtual Sports businesses are not separate operating segments. Clarify your statement that the CODM does not use the information to assess performance and allocate resources between the two in the way one would do between truly separate segments. Tell us how the CODM uses the revenue and cost of sales information related to the SBG and Virtual Sports businesses. Provide us with a detailed analysis of how you considered the guidance in paragraphs 1 through 9 of ASC 280-10-50 and the aggregation criteria outlined in ASC 280-10-50-11. Additionally, please address the following items:
   a. Tell us the title and describe the role of the CODM and each of the individuals who report to the CODM. Indicate whether each product line has a manager that oversees the line.

   b. Describe the information regularly provided to the CODM and how frequently it is prepared.

   c. Explain how budgets are prepared, who approves the budget at each step of the process, the level of detail discussed at each step, and the level at which the CODM makes changes to the budget.

   d. Describe the level of detail communicated to the CODM when actual results differ from budgets and who is involved in meetings with the CODM to discuss budget-to-actual variances; and,

   e. Describe the basis for determining the compensation for each of the individuals that report to the CODM.

   You may contact Morgan Youngwood, Staff Accountant, at (202) 551-3479, or Stephen Krikorian, Accounting Branch Chief, at (202) 551-3488, if you have questions regarding comments on the financial statements and related matters. If you have any other questions, please contact Jeff Kauten, Attorney-Advisor, at (202) 551-3447, or in his absence, me at (202) 551-3483, with any other questions. If you require further assistance, please contact Barbara C. Jacobs, Assistant Director, at (202) 551-3730.

         Sincerely,

         /s/ Katherine Wray

         Katherine Wray
         Attorney-Advisor
         Office of Information Technologies
         and Services

cc: Peter G. Smith, Esq.
    Kramer Levin Naftalis & Frankel LLP